SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a)
AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

Under the Securities Exchange Act of 1934

(Amendment No. 13)*

BALLANTYNE STRONG, INC.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

058516105

(CUSIP Number)

D. Kyle Cerminara

Fundamental Global Investors, LLC

4201 Congress Street, Suite 140

Charlotte, North Carolina 28209

(704) 323-6851

With a copy to:

Derek D. Bork

Thompson Hine LLP

3900 Key Center

127 Public Square

Cleveland, Ohio 44114

(216) 566-5500

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

August 7, 2019

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 058516105	13D	Page 2 of 16 Pages

1	NAME OF REPORTING PERSON Fundamental Global Investors, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION North Carolina
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,768,585
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 5,405,717
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON 5,405,717
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 37.3%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 058516105	13D	Page 3 of 16 Pages

1	NAME OF REPORTING PERSON Fundamental Global Partners Master Fund, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,414,707
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,414,707
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON 1,414,707
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.7%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 058516105	13D	Page 4 of 16 Pages

1	NAME OF REPORTING PERSON Fundamental Global Holdings, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 853,619
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 853,619
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON 853,619
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.9%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 058516105	13D	Page 5 of 16 Pages

1	NAME OF REPORTING PERSON FGI Global Asset Allocation Fund, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 34,911
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 34,911
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON 34,911
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.2%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 058516105	13D	Page 6 of 16 Pages

1	NAME OF REPORTING PERSON FGI Global Asset Allocation Master Fund, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	¨
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 65,739
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 65,739
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON 65,739
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.5%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 058516105	13D	Page 7 of 16 Pages

1	NAME OF REPORTING PERSON Fundamental Activist Fund I, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,399,609
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,399,609
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON 1,399,609
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.6%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 058516105	13D	Page 8 of 16 Pages

1	NAME OF REPORTING PERSON CWA Asset Management Group, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION FL
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,637,132
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON 1,637,132
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.3%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 058516105	13D	Page 9 of 16 Pages

1	NAME OF REPORTING PERSON Joseph H. Moglia
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS PF; AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 300,861
	8	SHARED VOTING POWER 335,430
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 636,291
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON 636,291
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.4%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 058516105	13D	Page 10 of 16 Pages

1	NAME OF REPORTING PERSON D. Kyle Cerminara
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 227,593(1)
	8	SHARED VOTING POWER 3,768,585
	9	SOLE DISPOSITIVE POWER 165,874(2)
	10	SHARED DISPOSITIVE POWER 5,405,717
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON 5,571,591(3)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 38.2%
14	TYPE OF REPORTING PERSON IN

______________

(1) Includes (i) 7,540 shares held in Mr. Cerminara’s 401(k) account, (ii) 11,220 shares held by Mr. Cerminara’s wife and (iii) 4,220 shares held by Mr. Cerminara’s minor children. Does not include 101,666 shares potentially issuable to Mr. Cerminara pursuant to a grant of restricted stock units.

(2) Includes 70,000 shares purchasable pursuant to stock options that are exercisable within 60 days of the filing of this Statement. Does not include 131,719 shares beneficially owned by Mr. Cerminara (including the 11,220 shares held by Mr. Cerminara’s wife and the 4,220 shares held by Mr. Cerminara’s children) that are held in CWA customer accounts.

(3) Includes 70,000 shares purchasable pursuant to stock options that are exercisable within 60 days of the filing of this Statement.

CUSIP No. 058516105	13D	Page 11 of 16 Pages

1	NAME OF REPORTING PERSON Lewis M. Johnson
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 19,090(1)
	8	SHARED VOTING POWER 3,768,585
	9	SOLE DISPOSITIVE POWER 10,590
	10	SHARED DISPOSITIVE POWER 5,405,717
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON 5,416,307
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 37.3%
14	TYPE OF REPORTING PERSON IN

______________

(1) Does not include 37,896 shares of common stock potentially issuable to Mr. Johnson pursuant to grants of restricted stock units.

CUSIP No. 058516105	13D	Page 12 of 16 Pages

This Amendment No. 13 to Statement of Beneficial Ownership on Schedule 13D (this “Amendment No. 13”) amends the Statement of Beneficial Ownership on Schedule 13D filed by the Reporting Persons on September 3, 2014, as amended (this “Statement” or “Schedule 13D”), with respect to the Common Stock, par value $0.01 per share (the “Common Stock”), of Ballantyne Strong, Inc., a Delaware corporation (the “Company”). Capitalized terms used but not defined in this Amendment No. 13 shall have the meanings set forth in the Schedule 13D. Except as amended and supplemented by this Amendment No. 13, the Schedule 13D remains unchanged.

Item 1. Security and Issuer.

On August 12, 2019, the Company reported that it has relocated its principal executive offices from 11422 Miracle Hills Drive, Suite 300, Omaha, Nebraska 68154 to 4201 Congress Street, Suite 175, Charlotte, North Carolina 28209.

Item 3. Source and Amount of Funds or Other Consideration.

The total cost for purchasing the Common Stock reported as owned by the Reporting Persons, including brokerage commissions, was approximately as follows: FGPM, $6,214,701; FGHP, $3,570,444; FGAA, $154,782; FGGM, $323,654; FAFI, $5,720,533; Mr. Moglia, $2,947,390; Mr. Cerminara (with respect to the shares acquired by him and his family members through the open market), $424,322; and Mr. Johnson (with respect to the shares acquired by him through the open market), $61,425. The source of these funds was working capital or personal funds, as applicable. The total cost for purchases by CWA’s customers reported in this Amendment No. 13 was approximately $4,460,115 (excluding shares held in CWA customer accounts for Messrs. Moglia, Cerminara and Johnson). The source of funds for the shares of Common Stock acquired for the accounts of CWA’s customers were funds of such customers. The cost for purchasing the shares held by Mr. Ferguson was approximately $4,618; the source of funds was personal funds.

Item 5. Interest in Securities of the Issuer.

(a)  The Reporting Persons beneficially own in the aggregate 5,582,181 shares of Common Stock, which represents approximately 38.3% of the Company’s outstanding shares of Common Stock.

Each percentage ownership of Common Stock set forth in this Statement is based on the 14,518,756 shares of Common Stock reported by the Company as outstanding as of April 30, 2019 in the Company’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2019.

(c) On August 1, 2019 and August 8, 2019, 4,000 and 235 shares of Common Stock, respectively, were transferred from customer accounts managed by CWA to other brokerage accounts.

Transactions effected by FGPM and FAFI since the filing of Amendment No. 12 to this Statement on July 16, 2019 are set forth on Schedule A to this Statement. Each of these transactions was effected through the open market.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Pursuant to Rule 13d-1(k) promulgated under the Securities Exchange Act of 1934, as amended, the Reporting Persons have entered into an agreement with respect to the joint filing of this Amendment No. 13, which agreement is set forth on the signature page to this Statement.

CUSIP No. 058516105	13D	Page 13 of 16 Pages

SIGNATURE

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this Statement is true, complete and correct.

In accordance with Rule 13d-1(k)(1)(iii) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of this Statement on Schedule 13D with respect to the Common Stock of the Company.

Dated: August 13, 2019

FUNDAMENTAL GLOBAL INVESTORS, LLC

/s/ D. Kyle Cerminara
D. Kyle Cerminara
Chief Executive Officer, Partner and Manager

FUNDAMENTAL GLOBAL PARTNERS MASTER FUND, LP,
by FG Partners GP, LLC, its general partner

/s/ D. Kyle Cerminara
D. Kyle Cerminara
Manager

FUNDAMENTAL GLOBAL HOLDINGS, LP,
by FGI Holdings GP, LLC, its general partner

/s/ D. Kyle Cerminara
D. Kyle Cerminara
Manager

FGI GLOBAL ASSET ALLOCATION FUND, LTD.

/s/ D. Kyle Cerminara
D. Kyle Cerminara
Director

FGI GLOBAL ASSET ALLOCATION MASTER FUND, LP,
by FGI Global Asset Allocation GP, LLC, its general partner

/s/ D. Kyle Cerminara
D. Kyle Cerminara

Manager

FUNDAMENTAL ACTIVIST FUND I, LP,
by Fundamental Activist Fund I GP, LLC, its general partner

/s/ D. Kyle Cerminara
D. Kyle Cerminara
Manager

FGI INTERNATIONAL USVI, LLC

/s/ D. Kyle Cerminara
D. Kyle Cerminara
Manager

CUSIP No. 058516105	13D	Page 14 of 16 Pages

FGI FUNDS MANAGEMENT, LLC

/s/ D. Kyle Cerminara
D. Kyle Cerminara
Manager

CWA ASSET MANAGEMENT GROUP, LLC

/s/ D. Kyle Cerminara
D. Kyle Cerminara
Co-Chief Investment Officer

JOSEPH MOGLIA

/s/ Joseph H. Moglia

D. KYLE CERMINARA

/s/ D. Kyle Cerminara

LEWIS M. JOHNSON

/s/ Lewis M. Johnson

CUSIP No. 058516105	13D	Page 15 of 16 Pages

Schedule A

Transactions in the Common Stock Since
the Filing of Amendment No. 12 to the Schedule 13D on July 16, 2019:

Fundamental Global Partners Master Fund, LP:

Transaction Date	Number of Shares Bought/(Sold)(1)	Price Per Share ($)(2)
07/16/2019	1,626	2.6972
07/17/2019	1,626	2.6426
07/18/2019	1,626	2.5106
07/19/2019	1,626	2.4994
07/22/2019	3,824	2.4988
07/23/2019	3,824	2.3865
07/24/2019	3,824	2.5071
07/25/2019	3,824	2.5971
07/26/2019	3,824	2.6274
07/29/2019	8,456	2.8602
07/30/2019	8,456	2.9548
07/31/2019	8,456	2.9793
08/01/2019	8,456	3.0217
08/02/2019	3,027	3.0104
08/05/2019	6,264	3.0386
08/06/2019	3,250	3.006
08/07/2019	7,616	3.0239
08/08/2019	4,197	3.0505
08/09/2019	4,969	3.0679

(1) All shares were purchased pursuant to a Rule 10b5-1 trading plan entered into by Fundamental Global Investors, LLC on behalf of the funds managed by it.

(2) The price per share reported is the weighted average price. The Reporting Persons undertake to provide to the Company, any security holder of the Company, or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares purchased at each separate price.

CUSIP No. 058516105	13D	Page 16 of 16 Pages

Schedule A (continued)

Transactions in the Common Stock Since
the Filing of Amendment No. 12 to the Schedule 13D on July 16, 2019:

Fundamental Activist Fund I, LP:

Transaction Date	Number of Shares Bought/(Sold)(1)	Price Per Share ($)(2)
07/16/2019	1,626	2.6972
07/17/2019	1,626	2.6426
07/18/2019	1,626	2.5106
07/19/2019	1,626	2.4994
07/22/2019	3,824	2.4988
07/23/2019	3,824	2.3865
07/24/2019	3,824	2.5071
07/25/2019	3,824	2.5971
07/26/2019	3,824	2.6274
07/29/2019	8,456	2.8602
07/30/2019	8,456	2.9548
07/31/2019	8,456	2.9793
08/01/2019	8,456	3.0217
08/02/2019	3,027	3.0104
08/05/2019	6,263	3.0386
08/06/2019	3,250	3.006
08/07/2019	7,615	3.0239
08/08/2019	4,197	3.0505
08/09/2019	4,970	3.0679

(1) All shares were purchased pursuant to a Rule 10b5-1 trading plan entered into by Fundamental Global Investors, LLC on behalf of the funds managed by it.

(2) The price per share reported is the weighted average price. The Reporting Persons undertake to provide to the Company, any security holder of the Company, or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares purchased at each separate price.